FINTECH ACQUISITION CORP.

512 Fifth Ave., 8th Floor

New York, NY 10019

June 10, 2016

VIA EDGAR

Larry Spirgel, Esq.

William Mastrianna, Esq.

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Re:	Fintech Acquisition Corp.

Registration Statement on Form S-4

Originally Filed on May 5, 2016

File No. 333-211139

Dear Messrs. Spirgel and Mastrianna:

This letter sets forth the responses of FinTech Acquisition Corp. (the “Company” or the “Registrant”) to the comments and requests for additional information of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 1, 2016 (the “Comment Letter”). For your convenience, the comments and requests for additional information provided by the Staff have been repeated in bold type exactly as set forth in the Comment Letter. The Company’s response to each comment and request is set forth immediately below the text of the applicable comment or request. Captions and page references herein correspond to those set forth in Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-4 (the “Registration Statement”) filed by the Company concurrently with this correspondence. We are delivering to William Mastrianna three (3) courtesy copies of the Amendment marked with the changes from the initial Registration Statement that was filed with the Commission on May 5, 2016.

General

1.	Please update the financial statements of FTS Holding Corporation pursuant to Rule 3-12 of Regulation S-X.

In response to the Staff’s comment, the Company has updated the financial statements of FTS Holding Corporation (“CardConnect”) as required pursuant to Rule 3-12 of Regulation S-X.

2.	Please describe the purpose of the “Excess Cash” element of the cash consideration in the merger. Explain why it is a variable part of the merger consideration.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in establishing the merger consideration, the parties recognized that CardConnect carried more cash and cash equivalents on its balance sheet than was necessary for its ongoing operations. Accordingly, “Excess Cash” was designed to include as merger consideration the amount of cash and cash equivalents of CardConnect in excess of $500,000 (an amount the parties agreed to as constituting a normal operating capital reserve), excluding any cash or cash equivalents of CardConnect that are restricted as to withdrawal or general use whether by contract or otherwise, or are designated for expenditure in the acquisition or construction of non-current assets, or segregated for use with respect to an existing liability. The amount of Excess Cash will vary depending upon CardConnect’s pre-merger cash flows. To the extent there is Excess Cash, the cash component of the merger consideration is increased dollar-for-dollar, but is funded out of the cash held by CardConnect and does not increase the amount of the cash component of the merger consideration payable by the Company.

3.	We note the fairness opinion of BTIG that is included in the registration statement. Please file a consent from BTIG as an exhibit to the Form S-4. See Item 601(b) of Regulation S-K and Question 233.01 of the Compliance and Disclosure Interpretations for the Securities Act Rules.

In response to the Staff’s comment, the Company has included a consent from BTIG as Exhibit 23.3 to the Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information, page 48

4.	It appears you should give pro forma balance sheet effect to the obligation to make payments under the management carve out agreements upon closing of the merger. Please revise or advise us.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that since the management carve out payments will be funded from the $180 million of cash merger consideration, the adjustment for the management carve out payments is included in the adjustment for the $180 million of cash merger consideration. The Company has revised footnote 16 to the pro-forma financial statements on page 51, which relates to the $180 million adjustment, to clarify that this amount includes the management carve out payments.

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CardConnect’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 145

Results of Operations, page 147

5.	We note that you do not include a discussion of your net revenues. Please discuss any positive or negative trends affecting your fees collected independent of your total transaction volume.

In response to the Staff’s comment, the Company has revised the disclosure on pages 148, 150 and 151 of Amendment No. 1 to include a discussion of net revenues. The Company has been advised by CardConnect that, while other trends, such as non-transaction based merchant fees, do affect CardConnect’s fees, the impact of these trends has not been significant. For example, in 2015 and 2014, non-transaction based merchant fees represented 3.3% and 4.0%, respectively, of total revenue. Furthermore, non-transaction based merchant fees and other trends that do not significantly impact CardConnect’s fees are driven by the size of CardConnect’s merchant base and/or transaction volume, each of which has been discussed in “Overview.” Accordingly, we do not believe that information regarding other trends affecting fees would be material to an investor. Notwithstanding the foregoing, the Company notes that the revised disclosure under “Revenues” on pages 148, 149 and 151 of Amendment No. 1 does include cross references to the more detailed disclosure of the trends affecting transaction volume in “Overview” and “How we Assess the Performance of our Business.”

6.	We note in your discussion, you cite several factors as impacting your results of operations but provide no quantification of the contribution of each factor to the material changes in the various line items discussed. For instance, in the first paragraph of page 149, you attributed an increase in costs of services to three factors, each unquantified. In the third paragraph of page 149 you attribute a decrease in stock-based compensation to two unquantified offsetting factors. Please see the guidance provided by Section III.D of Release 33-6835 and as applicable, revise throughout to quantify the impact of each material factor discussed when your results are impacted by two or more factors. In addition, you should remove vague terms such as “primarily” in favor of specific quantifications.

In response to the Staff’s comment, the Company has revised the disclosure on pages 147 through 152 of Amendment No. 1 to quantify the impact of each material factor discussed when CardConnect’s results have been impacted by two or more factors. Additionally, the Company has removed vague terms such as “primarily” in favor of specific quantifications throughout CardConnect’s Results of Operations subsection.

Liquidity and Capital Resources, page 153

7.	Explain the reasons for CardConnect’s large amount of outstanding debt.

CardConnect’s long-term debt represents the outstanding balance on a line of credit under its revolving credit facility. Historically, CardConnect has used this facility to fund acquisitions and for general corporate purposes. In response to the Staff’s comment, the Company has added the foregoing disclosure on page 154 of Amendment No. 1 to explain the reasons for CardConnect’s outstanding debt.

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Financial Statements

FTS Holding Corporation

Revenue recognition and deferred revenue, page F-28

8.	We note that you recognize card processing revenues on a gross basis as a result of being the primary obligor in such arrangements. Please further clarify the nature and terms of your card processing arrangements and provide us with an analysis that supports your conclusion that your revenues should be reported on a gross basis. Please address all of the indicators of gross and net revenue reporting in ASC 605-45-45. In your response please also address the following with respect to a typical payment processing transaction:

●	Explain the contractual relationships between you, the merchant, the network association, and the card-issuing bank;
●	Explain the services you are delivering to the merchant and to the issuing bank;
●	Explain the services being provided by the other parties, and
●	Explain why, from the perspective of the merchant, the issuing bank is not primary obligor.

CardConnect recognizes card processing revenues on a gross basis pursuant to ASC 605-45-45 because CardConnect:

●	is the primary obligor in providing the Merchant Acquiring services to its merchants;
●	has latitude in establishing pricing and other terms of service with respect to its merchants;
●	has sole discretion in selecting the third party to perform processing and settlement services; and
●	assumes the credit risk for the transactions processed.

CardConnect utilizes third-party relationships to provide Merchant Acquiring services to its merchants as follows:

●	CardConnect maintains a contractual relationship with third-party payment processors (First Data and TSYS) to provide connectivity to the networks (such as Visa and MasterCard), which facilitates funding to its merchants as well as collection and distribution of interchange fees by the networks. CardConnect maintains contractual relationships with merchants pursuant to which it provides, or facilitates through third parties, Merchant Acquiring services. CardConnect does not maintain any contractual relationships with card issuing banks or networks. Since CardConnect is not a member bank, as defined by the networks, it has entered into sponsorship agreements with member banks (Wells Fargo and Synovus) to provide settlement funding to CardConnect’s merchants, as well underwriting guidelines to follow in connection with its in-house underwriting.

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CardConnect provides, or facilitates through third parties, Merchant Acquiring services to merchants. These services include:

●	merchant set-up, including underwriting, and training,
●	transaction authorization and settlement services;
●	payment gateway services;
●	merchant funding;
●	merchant support and terminal support; and
●	risk management.

As noted above, CardConnect does not provide any services to card issuing banks.

CardConnect facilitates Merchant Acquiring services by utilizing third parties to provide services as follows:

●	Authorization/Settlement – Payment Processors (First Data, TSYS)
●	Merchant Funding – Sponsor Bank (Wells Fargo, Synovus)
●	Merchant Support – Payment Processor (First Data, TSYS)

From the perspective of a merchant, CardConnect is the primary obligor because CardConnect is the party responsible for providing payment acceptance services to the merchant; issuing banks do not have a relationship with merchants for payment acceptance. Merchants enter into a contractual arrangement with CardConnect pursuant to which they are provided with payment acceptance services. After entering into these contractual arrangements, the merchant is loaded onto the third-party processor’s platform for processing, and the third-party payment processor is primarily responsible for providing the transaction processing to the merchant. However, because CardConnect is the Merchant Acquirer, if a merchant cannot fulfill its financial obligations with respect to accounts (for example, a merchant is unable to refund a customer for returns or there is a problem with the merchant accounts), CardConnect, and not the issuing bank, is primarily responsible for the financial obligation and bears the risk of loss. If a merchant’s account is overdrawn and fees cannot be assessed, these amounts are charged directly to CardConnect and deducted from the net cash payment CardConnect receives for its services. In addition, CardConnect is the party that handles all customer service inquiries from both agents and merchants. Accordingly, a merchant would consider CardConnect, and not the issuing bank, to be the primary obligor.

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Intangible Assets, page F-31

9.	Regarding your residual buyout intangible asset, it appears you are recording as an intangible asset payments made to modify a contract with your independent sales agents, whereby you paid them upfront for referred merchants rather than making a future residual payment as transactions occur. Please explain to us how this meets the definition of an intangible asset and cite in your response the accounting literature that is the basis for your conclusion. Also explain to us the nature of the “certain future transactions,” the length of your future obligation to make residual payments to the agents, and compare this to the amortization period of the intangible asset.

CardConnect has advised the Company that it refers to the provisions of FASB Accounting Standards Codification Topic 350, Intangibles – Goodwill and Other, to determine the accounting treatment of its residual buyouts. A residual buyout transfers the ownership of the future revenue stream, of the merchant contract, from the independent sales agent to CardConnect. CardConnect continues to recognize revenue from the merchants acquired, and the primary economic benefit to CardConnect is that CardConnect is no longer obligated to make residual payments to the independent sales agents for the revenue generated by the acquired merchants. Based on these facts, CardConnect determined that the residual buyouts are analogous to an acquired customer relationship, which is addressed in Topic 350.

CardConnect makes these upfront payments to its independent sales agents in lieu of residual payments related to future Merchant Acquiring services from acquired merchants (“certain future transactions”).

CardConnect is obligated to make residual payments to the sales agents so long as the referred merchants are utilizing Merchant Acquiring services from CardConnect. However, when CardConnect enters into a residual buyout, CardConnect no longer makes residual payments for acquired merchants.

Acquisitions

Business Combinations

Vanco Payment Solutions, page F-36

10.	Provide audited financial statements of Vanco Payment Solutions pursuant to Rule 3-05 of Regulation S-X and pro forma financial statements prepared in accordance with Article 11 of Regulation S-X or explain to us why it is not necessary to do so.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company believes it is not necessary to include audited financial statements of the assets CardConnect acquired from Vanco Payment Solutions (“Vanco”) pursuant to Rule 3-05 of Regulation S-X because the omission of those financial statements would not render the financial statements of CardConnect substantially incomplete or misleading under paragraph 2200.4(e) of the Division of Corporate Finance Financial Reporting Manual (“FRM”) and such financial statements would not be material to an investor’s understanding of the CardConnect business. Consequently, the Company believes it is not necessary to include financials statements prepared in accordance with Article 11 of Regulation S-X because separate Vanco financial statements will not be included in the Registration Statement in accordance with Rule 11-01(c) of Regulation S-X. A detailed discussion of these issues follows.

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Inclusion of Vanco Financial Statements Under Rule 3-05 of Regulation S-X

Prior to filing the Registration Statement, the Company submitted a request for interpretive advice to the Staff as to whether it needed to include financial statements for the assets acquired from Vanco under Rule 3-05 in February 2016. In response to the Company’s inquiry, the Staff directed the Company to guidance provided by paragraph 2200.4(e) of the FRM.

Paragraph 2200.4 of the FRM relates to financial statements required in a registration statement on Form S-4 in connection with a business combination. Paragraph 2200.4(d) of the FRM provides that a registration statement on Form S-4 filed by a reporting company is required to include financial statements of a business acquired by a reporting target pursuant to Section 3-05 of Regulation S-X if the Rule 1.02(w) significance tests are exceeded. However, where a business is acquired by a non-reporting target, such as CardConnect, paragraph 2200.4(e) of the FRM provides that the 1.02(w) significance tests do not apply, and the relevant test is whether the omission of those financial statements renders the target company’s financial statements “substantially incomplete or misleading.” Analogous guidance can be found in paragraph 2005.7 of the FRM in the context of a reverse recapitalization, such as the transaction between CardConnect and the Company, that states: “if a shell company acquires an operating entity in a transaction accounted for as the acquisition of the shell company by the operating entity . . . the transaction is a reverse recapitalization of the operating entity and therefore S-X 3-05 does not apply.” These sections acknowledge the practical limitations faced by a registrant in presenting financial information for an asset or business acquired by a non-reporting target when the asset or business was not owned by the target for the entirety of the financial statement reporting period.

The Company believes that the omission of the separately filed Vanco financial statements will not render the CardConnect financial statements misleading or substantially incomplete for the following reasons. First, the Vanco acquisition was a complementary asset acquisition that CardConnect completed as a private company. In the Vanco acquisition, CardConnect acquired specific assets from Vanco, including merchant relationships, agent distribution relationships, as well as the support personnel for these assets. These assets did not constitute a separate segment, division, business or entity that had been subject to discrete reporting, and Vanco did not allocate operating expenses to these assets or maintain accounts to make such allocations. Thus, historical reporting for these assets would require Vanco to allocate corporate overhead expenses between the assets acquired and Vanco’s ongoing business, which was not acquired. These allocations would include interest, amortization, depreciation and tax, along with merchant operations expenses, information technology, and various general and administrative expenses, all of which are duplicative to CardConnect. These allocations would be based on the subjective estimates from Vanco’s management relative to its corporate structure and, accordingly, the financial statements of the assets acquired from Vanco likely would not be reliable or useful to investors. As a result of the Vanco acquisition, CardConnect did not (i) enter into any new lines of business, (ii) hire new management, (iii) acquire any material buildings or operations or (iv) otherwise significantly change its business plans or strategies. Consequently, the Company does not believe that the separately filed Vanco financial statements are material to an investor’s understanding of CardConnect’s historical financial position and the omission would not render CardConnect’s financial statements misleading.

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Second, certain of CardConnect’s financial statements included in the Registration Statement already reflect the Vanco acquisition. CardConnect’s balance sheet as of December 31, 2015 includes the assets and liabilities acquired in the Vanco acquisition, and the acquired Vanco assets are reflected in the income statement data for two of the three months of the quarter ended December 31, 2015 presented in the Selected Quarterly Results of Operations on page 153 of Amendment No. 1. Additionally, in Amendment No. 1, the financial statements of CardConnect, including the balance sheet as of March 31, 2016, and the statement of cash flows and the income statement, for the three months ended March 30, 2016, include the acquired Vanco assets for the entire reporting period.

Third, the Company provides extensive disclosures related to the Vanco acquisition in the Registration Statement. Page F-42 of Amendment No. 1 includes a breakdown of the purchase price allocation and the related fair values. The date of the Vanco acquisition is also disclosed in the financial statements, which identifies for the investor the time period over which the assets acquired from Vanco contributed to the revenues and expenses for the 2015 fiscal year. In the section entitled “CardConnect’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations,” the Company has provided narrative discussion of the impact of the Vanco acquisition for the reader, allowing the reader to understand the scope and significance of the transaction to CardConnect as a whole.

Although Rule 3-05 does not apply based on the FRM guidance discussed above, the Company has evaluated the potential significance of the Vanco acquisition using the three-pronged “significant subsidiary” test set forth in Rule 1-02(w) of Regulation S-X. Because only one of the significance tests is in excess of the 20% threshold (the Investment Test, and that by only 1.6%, a relatively small amount), the Company believes that the results of the significance tests under Rule 3-05, which is a more stringent standard than that which applies to the Company based on the guidance discussed above, further supports its conclusion that excluding the financial statements of the assets acquired from Vanco does not make the CardConnect financial statements substantially incomplete or misleading. In performing the significant subsidiary assessment, the Company used (i) financial information from CardConnect’s audited financial statements for the fiscal year ended December 31, 2014 and (ii) information derived from financial information of Vanco for the year ended December 31, 2014 provided to CardConnect in connection with its due diligence review for the Vanco acquisition.

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Below is a summary of the results of the significant subsidiary Investment, Asset, and Income Tests based on this financial information (in millions, except percentages):

Investment Test

Purchase price for the acquired assets of Vanco	$24,000,000
CardConnect’s total assets	110,967,491	(1)
Investment test significance	21.6%

(1)	CardConnect’s total assets reflect a $10,032,291 valuation allowance recognized as a result of CardConnect’s pre-tax losses for the fiscal years ended December 31, 2014, 2013 and 2012, which the Company believes distorts the results of the Investment Test. This allowance will be reversed as CardConnect generates pre-tax income, as it did in the first quarter of 2016. Had CardConnect’s results for fiscal 2014 not been affected by this significant item, the results of the Investment Test would be 19.8%, which is more in line with the Income and Asset Tests and under the 20% threshold.

Asset Test

Acquired assets of Vanco	$16,610,611
CardConnect’s total assets	110,967,491
Asset test significance	15.0%

Income Test

Vanco’s pre-tax loss(2)	$(502,946)
CardConnect’s pre-tax loss(2)	(3,412,406)
Income test significance	14.7%

(2) Pursuant to the provisions of Rule 1-02(w), the Company used the absolute value of each of CardConnect’s and Vanco’s reported net loss before income taxes in performing the Income Test.

For the reasons discussed above, the Company respectfully advises the Staff that it believes that the omission of audited financial statements for the Vanco assets does not render CardConnect’s financial statements substantially incomplete or misleading, that such financial statements would not be material to an investor’s understanding of the CardConnect business and, accordingly, that it is not necessary to include audited financial statements of the acquired Vanco assets pursuant to Rule 3-05 of Regulation S-X.

Inclusion of Article 11 Pro Forma Financial Statements

Pro forma financial statements reflecting the pro forma impact of Vanco are not required under Rule 11-01(c) of Regulation S-X, which provides that “the pro forma effects of a business combination need not be presented . . . if separate financial statements of the acquired business are not included in the filing.” Consequently, it is not necessary to provide pro forma financial statements prepared in accordance with Article 11 because the Company has not included separate financial statements of the acquired Vanco assets in the Registration Statement for the reasons stated above.

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Intangible Assets and Goodwill, page F-38

11.	With respect to each type of finite-lived intangible asset, please disclose the assigned useful life and specific, detailed information regarding the method of amortization.

The Company respectfully acknowledges the Staff’s comment and has added the requested disclosure in Note 5 to its financial statements on page F-44 of Amendment No. 1.

Operating Segments

12.	It appears from your description of CardConnect’s sales, distribution and operations on pages 132 through 134, and from CardConnect’s March 2016 Investor Presentation, CardConnect may have more than one operating segment. With a view towards disclosure, advise us and also explain your policy for aggregating any operating segments. Please explain to us your consideration of guidance provided by ASC 280-10-50. In your response, please specifically address the following:

●	Describe the management structure of CardConnect identifying all operating components and reporting units;
●	Identify CardConnect’s chief operating decision maker (CODM) and explain how he/or/she manages CardConnect’s operations;
●	Describe the information that CardConnect’s CODM relies upon to manage CardConnect’s component operations; and
●	The consideration given to the aggregation and quantitative threshold criteria of ASC 280-10-50-11 through 19.

CardConnect has over a ten-year history in providing Merchant Acquiring services to Small to Medium-Sized Businesses (“SMB Customers)”. Historically, these services were provided exclusively by coordinating the services of third-party providers, including payment gateways, payment processors, and bank sponsors. Realizing that the market was shifting away from traditional payment providers to providers offering proprietary technology solutions and integrated payments, CardConnect made a strategic acquisition in 2012 of a proprietary payment gateway with a focus on complex payment integrations into Oracle and SAP ERP systems, which as set forth in Amendment No. 1 on page 125, constitutes CardConnect’s Enterprise services.

When evaluating the applicability of ASC 250-10-50, Operating Segments, for non-SMB revenue, CardConnect evaluated the quantitative thresholds under Section 250-50-12, and determined the following:.

●	Non-SMB Revenue — $4.4 million or 3.7% of total revenue reported
●	Non-SMB Gross Profit — $2.6 million or 5.2% of total gross profit reported
●	Assets related to the Enterprise services, net of accumulated amortization and depreciation, is $5.7 million, which is 3.9% of CardConnect’s combined assets, as of December 31, 2015.

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Accordingly, CardConnect’s Enterprise services operations do not meet the required quantitative thresholds to be reported as a separate operating segment. Going forward, CardConnect’s management intends to continue to quantitatively and qualitatively assess as the Enterprise services operations grow, whether such operations should be a separate reporting segment.

CardConnect’s management structure

CardConnects management structure is centralized management and operations with decentralized sales and distribution. Management is centralized in the corporate headquarters in King of Prussia, Pennsylvania, and includes CardConnect’s chief executive officer, and its Operations, Information Technology, Finance and Accounting, Human Resources, and Sales and Marketing departments. The Sales function is further divided to Direct Sales and Indirect Sales. Direct Sales includes employees that receive Form W-2 and sell directly to SMB or Enterprise customers, while Indirect sales includes distribution partners that receive Form 1099 and sell to SMB customers. In addition, CardConnect maintains a Direct Sales call center in Overland Park, Kansas, that reports under its Sales reporting unit.

CardConnect’s chief operating decision maker (CODM)

CardConnect’s CODM is a committee comprised of its chief executive officer, chief financial officer and chief operating officer. This group meets regularly to assess the performance of CardConnect and set the strategic direction of the company. The CODM reviews a monthly internal performance package that includes operational and financial metrics, including budget-to-actual profit and loss, merchant concentration, pricing trends, new merchant boardings, debt covenant compliance, as well as complete monthly financial statements.

*  *  *  *  *

The Registrant hereby acknowledges that:

●	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
●	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
●	it may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding this letter, please contact Amanda Abrams or J. Baur Whittlesey, counsel to the Company, at (215) 731-9450.

Sincerely,

/s/ James J. McEntee, III
James J. McEntee, III
Chief Financial Officer and Chief Operating Officer
FinTech Acquisition Corp.

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